

October 26, 2023

Todd R. Hackett
Chief Executive Officer
PCS Edventures!, Inc.
11915 W. Executive Drive, Suite 101
Boise, Idaho 83713

      Re: PCS Edventures!, Inc.
          Form 10-12G
          Filed October 3, 2023
          File No. 000-49990

Dear Todd R. Hackett:

     We have reviewed your filing and have the following comments.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 10-12G filed on October 3, 2023

Item 2. Financial Information
Management's Discussion and Analysis
Results of Operations for the Years Ended March 31, 2023 and 2022 and the Quarters Ended June 30, 2023 and 2022
Revenues, page 10

1.   Please expand your discussion of period to period changes in each income statement line item to include specific facts and circumstances contributing to each variance. For example, we note from your disclosure on page F-10 that the October 2022 contract with the United States Air Force Junior Reserve Officers' Training Corps and the January 2023 contract with the Iowa Governor's STEM Advisory Council appear to have contributed to a substantial portion of the increases, and if true should be included in your discussion of substantial increases in revenue. Further, please consider expanding your disclosure to also include a discussion of variances in the five main categories of STEM education products and services that you sell as detailed on page F-6. Please include in your disclosure tabular presentation of revenue recognized in each of these categories for each

period an income statement is presented. Your discussions of cost of sales and other income statement line items should be similarly revised. Refer to the guidance in Item 303(b)(2) of Regulation S-K.

Management's Discussion and Analysis, page 10

2.	In its current form, your discussion appears relatively brief. Accordingly, please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. We note your disclosure concerning Covid-19. Please describe and quantify, to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations, in light of the impact of COVID-19 on your business. In addition and if applicable, please clarify whether inflation has had or is expected to have a material impact on your operations and financial results. Please also discuss whether supply chain disruptions have materially affected your operations, outlook or business goals.

Transactions with Related Persons, page 15

3.	We note that in the third paragraph you disclose, "the Company executed a non-convertible promissory note with no warrants attached with a member of the Executive Management Team and Board of Directors, for $50,000 at 20% interest per annum." Please identify the individual that borrowed the money. See Item 404(d) of Regulation S-K.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 16

4.	Provide the trading price information required by Item 201(a)(iii) of Regulation S-K to the extent known to management.

Item 15. Financial Statements and Exhibits, page 20

5.	Please confirm that you have filed all material contracts. Refer to Item 601(b)(10) of Regulation S-K. In this regard, we note that you have a lease agreement and a contract with the United States Air Force Junior Reserve Officers' Training Corp. We also note that the United States Air Force JROTC appears to be your largest customer. Please confirm or, alternatively, file all material contracts and revise the exhibit index as applicable.

Audited Financial Statements for the Years Ended March 31, 2023 and 2022
Note 1 - Description of Business and Significant Accounting Policies
Revenue Recognition, page F-8

6.   Please disclose disaggregated revenue as required by FASB ASC 606-10-50-5 through 7.

Note 9 - Income Taxes, page F-14

7.   Please disclose the amounts and expiration dates of operating loss carryforwards for tax purposes. Refer to ASC 740-10-50-3a.

Unaudited Financial Statements
Consolidated Statements of Operations for the Three Months Ended June 30, 2023 and 2022, page F-19

8.   Referencing authoritative literature to support your conclusion, please explain to us how you determined $0 income tax impact for in the interim periods presented. Refer to ASC 740-270.

General

9.   We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Amy Geddes at 202-551-3304 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services